B. Riley Principal Merger Corp.

299 Park Avenue, 21st Floor

 New York, New York 10171

April 4, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

100 F Street, NE

Washington, DC 20549

Attention:	Celeste M. Murphy
Joshua Shainess

Re: B. Riley Principal Merger Corp.

Registration Statement on Form S-1/A

Originally filed on March 14, 2019

File No. 333-230286

Dear Ms. Murphy:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, B. Riley Principal Merger Corp. (the “Company”) respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m. (EDT) on April 8, 2019, or as soon as practicable thereafter.

Please call Joel L. Rubinstein, Esq. of Winston & Strawn LLP at (212) 294-5336 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

B. Riley Principal Merger Corp.

By:	/s/ Kenneth Young
Kenneth Young
Chief Executive Officer and Director

cc:	Joel L. Rubinstein, Esq., Winston & Strawn LLP